NO ACT

PE
12-18-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010640

Received SEC

FEB 16 2010

Washington, DC 20549

February 16, 2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2010

Re: Exxon Mobil Corporation
Incoming letter dated December 18, 2009

Dear Ms. Ising:

This is in response to your letters dated December 18, 2009 and February 3, 2010 concerning the shareholder proposal submitted to ExxonMobil by The Needmor Fund and Carol Masters. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: The Needmor Fund
c/o Daniel Stranahan
1270 North Wolcott Street
Chicago, IL 60622

Carol Masters

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated December 18, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). We note that the supporting statement of this proposal, unlike the supporting statements of the proposals at issue in The Ryland Group, Inc. (February 7, 2008) and Jefferies Group, Inc. (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. As a result, notwithstanding the similarities between the proposals, we are unable to conclude that this proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 26471-00003

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

February 3, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exxon Mobil Corporation
Supplemental Letter Regarding the Shareholder Proposal of The Needmor Fund and Carol Masters
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 18, 2009, we submitted a letter (the "No-Action Request") on behalf of our client, Exxon Mobil Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from The Needmor Fund and Carol Masters (the "Proponents") relating to an advisory vote on executive compensation. The Proposal requests that the Company's board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis.

We understand that on December 16, 2009, the Staff issued a response to a letter submitted on November 12, 2009 on behalf of General Electric Company (the "GE No-Action Request") regarding a virtually identical proposal (the "GE Proposal") and statement in support thereof (the "GE Supporting Statement") stating that it was unable to concur that the GE Proposal and GE Supporting Statement could be excluded under Rule 14a-8(i)(3) for the reasons similar to those set forth in the No-Action Request. In light of the fact that the text of the Proposal is virtually identical to the GE Proposal, and the proponent of the GE Proposal (the "GE Proponent") and the Proponents are all represented by Timothy Smith of

Walden Asset Management ("Walden"), and in light of the Staff's decision regarding the GE No-Action Request, we are supplementally providing further information relevant to the No-Action Request and to respectfully request that the Staff concur with our view that the Proposal and Supporting Statement are misleading under Rule 14a-9.[1]

I. Introduction

We address here solely the Proposal and the Supporting Statement, and not the general issue of the advisability or appropriateness of a company-sponsored advisory vote on the company's executive compensation. We understand likewise that the Staff's approach to the consideration of companies' no-action requests on shareholder proposals is limited to a review of the specific proposal and the arguments regarding its excludability under Rule 14a-8. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") at questions and answers B.6. and B.7., the Staff states:

> **6. Do we base our determinations solely on the subject matter of the proposal?**
>
> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter....
>
> **7. Do we judge the merits of proposals?**
>
> No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

The Proposal is materially different than most shareholder proposals requesting an advisory vote on executive compensation. Specifically, the Proposal recommends that the Company's board of directors "adopt a policy requiring that the proxy statement for each annual meeting

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[1] We note that many companies, represented by many different law firms, appear to share our view and have sought to exclude the same proposal under Rule 14a-8(i)(3). *See, for example, International Business Machines Corp.* (avail. Dec. 22, 2009); *Honeywell International Inc.* (avail. Dec. 31, 2009); *JPMorgan Chase & Co.*, submitted Jan. 8, 2010.

contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." A letter submitted on behalf of the GE Proponent by Walden and dated December 9, 2009, a copy of which is attached hereto as Exhibit A (the "Walden Letter"), concedes that the language of the Proposal differs from the "Resolved clause" used by most shareholder proposals seeking advisory votes on executive compensation. In fact, in each of the last two years, The Needmor Fund, as lead proponent, has submitted to the Company a shareholder proposal requesting an annual advisory vote "to ratify the compensation of the named executive officers ('NEOs') set forth in the proxy statement's Summary Compensation Table (the 'SCT') and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis)." In each of the last two years, the Company did not seek to exclude those proposals under Rule 14a-8, and included the proposals in its proxy statements. This year, however, the Proponents determined to submit a different form of proposal.

II. Analysis

For the reasons discussed below, the Supporting Statement materially misstates the nature and effect of the Proposal. Accordingly, we believe the Proposal and Supporting Statement submitted this year may be excluded under Rule 14a-8(i)(3).

The Proposal seeks a company-sponsored advisory vote of shareholders "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." In responding to a proposal submitted to Sara Lee Corporation requesting an advisory vote on the board Compensation Committee Report, the Staff observed that a vote on the board Compensation Committee Report is a vote on the compensation committee's "review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis." *Sara Lee Corp.* (avail. Sept. 11, 2006).[2] Thus, implementing the Proposal would result in shareholders having a single, combined vote on two issues: (1) the board compensation committee's "review,

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[2] The Staff further noted, "[T]he Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's 'policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(I) of Regulation S-K)."

discussions and recommendations regarding the Compensation Discussion and Analysis disclosure" and (2) the executive compensation policies and practices set forth in the Compensation Discussion and Analysis. Nevertheless, the caption of the Proposal is "Advisory Vote on Executive Compensation," and the Supporting Statement describes the Proposal as providing only an advisory vote on one matter: the Company's executive compensation. Thus, the Supporting Statement's assertion that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation" inaccurately describes the effect of the Proposal. Significantly, the Supporting Statement's explanation of the Proposal is virtually identical to the supporting statement that the Proponents used to describe the advisory vote proposals submitted to the Company and appearing in the Company's 2008 and 2009 proxy statements, even though, as described above, these advisory vote proposals differ from the Proposal.[3] Thus, the Supporting Statement's description and characterization of the Proposal is misleading because, by stating only that the Proposal seeks an advisory vote on executive compensation, it inaccurately describes the scope and effect of implementing the Proposal and conflicts with what the Proposal actually addresses.

The Supporting Statement further misleadingly suggests that the Proposal is comparable to advisory votes that have been voted on at other public companies. In fact, we are not aware of *any* company that has provided for an advisory vote on the board Compensation Committee Report as called for in the Proposal.[4] Notably, none of the companies named in

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[3] As noted above, the proposals submitted to the Company by the Proponents for the past two years requested an advisory vote "to ratify the compensation of the named executive officers ('NEOs') set forth in the proxy statement's Summary Compensation Table (the 'SCT') and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis)." As a result, the Supporting Statement most accurately describes a proposal seeking an advisory vote on the *amount and form* of executive compensation paid by the Company, not on the Company's executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis. Yet even if the Supporting Statement's explanation of the Proposal could be viewed as describing the aspect of the Proposal that seeks an advisory vote on the Company's executive compensation policies and practices, the description is materially inaccurate and misleading because a shareholder relying on that description would not understand that the Proposal also seeks a vote on the compensation committee's review, discussions and recommendations.

[4] As noted in the Walden Letter, it appears that three companies have included in their proxy statements shareholder proposals with a "Resolved" clause that is identical to that

[Footnote continued on next page]

the Supporting Statement provided shareholders an advisory vote on the board Compensation Committee Report,[5] and we are not aware of any participant in the government's Troubled Asset Relief Program ("TARP") that provided shareholders an advisory vote on the board Compensation Committee Report.[6] The Walden Letter (which was submitted by Walden, who also represents the Proponents) seeks to downplay this distinction, suggesting that the vote requested in the Proposal is comparable to that submitted by other companies. Once again, however, none of the companies named in the Walden Letter provided shareholders an advisory vote that encompassed the board Compensation Committee Report.[7] Thus, by asserting that the Proposal seeks just an advisory vote on executive compensation comparable to that voted on by many other public companies, the Supporting Statement is materially misleading.

Further, the Supporting Statement asserts that implementing the Proposal does not result in shareholders voting on board members. Specifically, while the Supporting Statement characterizes the vote called for under the Proposal as an "Advisory Vote" on executive compensation, it distinguishes this type of vote from a vote of disapproval on board

[Footnote continued from previous page]
of the Proposal. Contrary to the assertions in the Walden Letter, even if these three shareholder proposals are viewed as having received high shareholder votes, it does not demonstrate that they were not misleading.

5 Only one company appears to even reference the Compensation Committee Report, by requesting an advisory vote on the compensation of the Company's named executive officers "as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Committee Report, the Compensation Discussion and Analysis, and the compensation tables)." As observed by the Staff in *Sara Lee*, however, the Compensation Committee Report does not disclose named executive officer compensation.

6 TARP participants are required to "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission." *American Recovery and Reinvestment Act of 2009*, Pub. L. No. 111-5, §7001, 123 Stat. 115, 519.

7 The Walden Letter could be read to suggest that H&R Block Inc. and Zale Corporation put forth proposals that included a vote on the board Compensation Committee Report, but in fact neither of those companies provided a vote that encompassed the Compensation Committee Report. The actual text of the proposals used by those and other companies cited in the Walden Letter are attached to this letter at Exhibit B.

members, stating "We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareholders a more effective instrument." This is significant because many shareholders support a traditional advisory vote on executive compensation as a means to express their views on a company's executive compensation, but do not wish their votes to signal disapproval of the board.[8] Nevertheless, the advisory vote requested in the Proposal, if implemented, would not provide shareholders that option; a vote against the company-sponsored resolution requested by the Proposal would constitute both (1) a vote of disapproval on the Company's executive compensation policies and practices, and (2) a vote of disapproval of the compensation committee's review, discussions and recommendations regarding the Compensation Discussion and Analysis. Moreover, the Walden Letter affirms that, by calling for a vote on the Compensation Committee Report, the Proposal's intention is to require a vote of approval or disapproval on the directors serving on the compensation committee. Specifically, the Walden Letter states that the Proposal's text is formed with the same goals in mind as the resolution that was submitted by TIAA-CREF to The Ryland Group, Inc. (which proposal was excluded by the Staff in a no-action letter dated February 7, 2008): "The purpose of the Proposal is to hold [the] Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure."[9]

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[8] For example, RiskMetrics Group's U.S. voting policy for 2010 states that its voting recommendation on management-sponsored advisory votes on executive compensation "will be the primary communication avenue to initially address problematic pay practices," and that it will make additional or alternative negative voting recommendations on compensation committee members only in "egregious or continuing situations." RiskMetrics Group, U.S. Corporate Governance Policy: 2010 Updates (Nov. 19, 2009).

[9] Walden Letter, at page 8, quoting the explanation of the Proposal's "Resolved" clause set forth in a TIAA-CREF letter to the Staff regarding a proposal with a substantially identical "Resolved" clause. Significantly, in the quoted language, the Walden Letter also asserts that the intention of the Proposal is to hold the Company's board and management accountable for the Company's executive compensation disclosure. That intention likewise is at odds with the language of the Proposal and the explanation of the Proposal set forth in the Supporting Statement, likewise resulting in the Proposal being false and misleading. *See SunTrust Banks, Inc.* (avail. Dec. 31, 2008); *The Ryland Group, Inc.* (avail. Feb. 7, 2008); *Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008), each discussed below.

Thus, the effect of seeking an advisory vote on the board Compensation Committee Report is to require a vote on the committee's "review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."[10] The Walden Letter confirms that the intention of the Proposal is to hold the directors accountable for their roles in connection with the Company's executive compensation decisions and related disclosure. Yet the Supporting Statement explains the effect of the Proposal differently and asserts that an Advisory Vote is *not* a vote of disapproval on directors. Thus, the effect of implementing the Proposal and the explanation of the Proposal's intention as set forth in the Walden Letter conflict with the explanation of the Proposal in the Supporting Statement, which renders the Proposal false and misleading under Rule 14a-8(i)(3).

The Staff consistently has concurred that companies can exclude proposals, including proposals relating to executive compensation, when the supporting statement contains material misstatements as to the purpose or effect of implementing the proposal. For example, in *SunTrust Banks, Inc.* (avail. Dec. 31, 2008), a shareholder proposal requested that the board and its compensation committee implement certain executive compensation reforms if the company chose to participate in TARP. The proposal's supporting statement suggested that the reforms were to be in effect for the duration of the company's participation in TARP, and such intent was confirmed in subsequent correspondence with the proponent, but the proposal itself contained no such durational limitation. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3), noting that:

> There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the "intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

In *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote on the executive compensation policies included in the Compensation Discussion and Analysis and on approval of the board Compensation Committee Report, yet the Supporting Statement and the proponent stated that the effect of the proposal would be to provide a vote on the

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10 *Sara Lee Corp., supra.*

adequacy of the disclosures in the Compensation Discussion and Analysis. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (same). Likewise, as noted above, in *Sara Lee* the Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Rule 14a-8(i)(3) allows a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. Here, the Proposal does more than seek an advisory vote on executive compensation policies and practices; it provides for that vote to be combined with a vote on approving or disapproving the compensation committee's review, discussion and recommendation regarding the Compensation Discussion and Analysis. The Supporting Statement purports to describe the Proposal, but inaccurately describes its intention, scope and effect. As a result, in considering both the Proposal and the Supporting Statement, a shareholder would be presented with different, and conflicting, explanations of what he or she is being asked to vote upon.

Shareholders carefully evaluate exactly what they are being asked to vote upon when reviewing company-sponsored advisory votes on executive compensation.[11] Thus, particularly as shareholders gain increased experience with company-sponsored advisory

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[11] *See, for example,* RiskMetrics Group, Evaluating U.S. Company Management Say on Pay Proposals: Four Steps for Investors (March 16, 2009) ("RiskMetrics Group (RMG) utilizes a comprehensive process to evaluate advisory pay resolutions and to provide a recommendation for clients under its benchmark voting policy, and many investors use a similar approach, which can be summarized in the four basic steps outlined below. Step One: Determine what the proposal asks for. The evaluation of any proposal begins with determining what the proposal is asking for.")

votes, one cannot characterize all "say on pay" proposals as being the same or assume that shareholders will ignore the specifics of what they are asked to vote upon. Instead, one must look at the exact language of a proposal and how it is being described. Here, the Proponents are seeking a unique form of advisory vote designed with the purpose (according to the Walden Letter) of holding the Company's "Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure," but the Supporting Statement provides a different, incomplete and inaccurate description of the intention, scope and effect of the Proposal. Consistent with the precedent discussed above, on this basis, we believe that the Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8(i)(3), and respectfully request that the Staff reconsider this matter and concur with our view.

As discussed above and in the Initial No-Action Request, we believe that the Proposal and Supporting Statement, read together, are misleading. Although some particular statements in the Supporting Statement may differ from those in the no-action letter precedent cited above, we believe that the effect is comparable to the precedent cited above, and therefore that the Proposal and Supporting Statement properly may be excluded under Rule 14a-8(i)(3). Please contact me at (202) 955-8287 or Lisa K. Bork, the Company's Counsel – Corporate & Securities, at (972) 444-1473 if we may provide additional information.

Sincerely,



Elizabeth A. Ising

EAI/ser

cc: Lisa K. Bork, Exxon Mobil Corporation
Daniel Stranahan, The Needmor Fund
Carol Masters
Timothy Smith, Walden Asset Management

Enclosures

Exhibit A



Walden Asset Management
Investing for social change since 1975

December 9, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Gwendolen Noyes
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I am responding to a No Action Request sent on November 12th by Ronald Mueller of Gibson, Dunn & Crutcher LLP on behalf of General Electric Company. Mr. Mueller's letter relates to a shareholder resolution by Ms. Gwendolen Noyes seeking an Advisory Vote on executive pay. Ms. Noyes is a client of Walden Asset Management which serves as her investment manager, I am responding on her behalf as a Senior Vice President at Walden Asset Management.

INTRODUCTION:

Ms. Noyes resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say on Pay".

In last year's proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement Say on Pay and of course TARP companies are required to propose an Advisory Vote in their proxy for investors to vote on. This last year we believe over 300 TARP companies implemented such votes.

Last year General Electric had a shareholder proposal requesting an Advisory Vote that received 43.2% vote in favor, a remarkably strong indication of investor support for this new policy despite the fact that General Electric is not a company criticized publicly for its pay philosophy, practices or disclosures. In 2008 the vote was 38.2%.

While the Resolved clause is framed differently than last year's resolution sponsored by the Communication Workers of America, Ms. Noyes' resolution continues the tradition seeking this reform.

Mr. Mueller's letter acknowledges the drastically changed context of the Advisory Vote discussion in 2009 when it states "The company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote."

Indeed, many companies and investors expect the Advisory Vote will be legislated and become a reality for companies with annual votes, similar to the election of Directors or ratification of the Auditors.

In realty, there is a very different climate regarding the Advisory Vote today compared to even three years ago.

For example, the

- President of the United States and Treasury Secretary have both endorsed the Advisory Vote.

- The Chair of the Securities and Exchange Commission Ms. Mary Schapiro, has stated her support for an Advisory Vote as have two other Commissioners. Ms. Schapiro stated in May 2009 in an interview with Personal Finance that "shareholders across America are concerned with large corporate bonuses in situations in which they, as the company's owners, have seen declining performance. Many shareholders have asked Congress for the right to voice their concerns about compensation through an advisory "say on pay." Congress provided this right to shareholders in companies that received TARP funds, and I believe shareholders of all companies in the U.S. markets deserve the same right."

- The House of Representatives passed a bill in the last session of Congress, including the annual Advisory Vote. This is also included in current bills before the U.S. Senate and House of Representatives.

- Numerous investors, including institutional investors with trillions of dollars of Assets Under Management, have spoken in support of the Advisory Vote and voted proxies in favor of resolutions urging Say on Pay.

In fact, shareholders at PepsiCo, Johnson & Johnson and XTO Energy voted on this identical resolved clause with a 49.4% vote in favor at PepsiCo, 46.3% at Johnson & Johnson and 51.5% at XTO Energy.

- In Canada the Canadian Coalition for Good Governance has worked with a number of leading Canadian banks which decided to adopt Say on Pay and have provided model resolution language for banks to use in their proxy statements for management or Board sponsored resolutions.

- The general concept of the Advisory Vote seems well understood even when Boards or management prefer not to implement this reform. In fact, numerous companies, which have adopted Say on Pay, have begun an expanded investor communication programs to seek feedback from their shareowners on various aspects of their pay philosophy practice and transparency.

- The Treasury Department clearly believes that the Advisory Vote is a necessary tool for accountability on compensation since they required all companies under TARP to include such a vote in the last proxy season. The experience from such votes are useful since in the vast number of cases the vote was an un-dramatic, routine discipline with overwhelming votes supporting the Board sponsored proposal.

  However, in a minority of cases, investors used the vote to register strong concerns about the compensation package sometimes voting against selected Directors as well.

In short, Ms. Noyes and Walden Asset Management believe, as other proponents do, that the Advisory Vote is an idea whose time has come and is a necessary and timely reform. It allows investors to apply reasonable checks and balances on executive compensation through an Advisory Vote which, combined with investor communication programs, will help a Board and management receive meaningful feedback from their owners.

While we understand the position of companies like General Electric which oppose the concept of the Advisory Vote and also seek to have their proxy statements as free as possible of any shareholder resolutions, nevertheless, this seems like a last ditch attempt to hold back the inevitable by refusing to let General Electric shareholders vote on a shareholder resolution seeking this change.

We believe Mr. Mueller's letter to the Securities and Exchange Commission fails to sustain the burden of proof required to demonstrate why the Proposal may be excluded and therefore we respectfully request that the Securities and Exchange Commission decline to issue a No Action decision.

ANALYSIS:

Mr. Mueller's letter makes several points he argues are the basis for exclusion.

1. **Proposal is vague, indefinite and misleading –**

   This is the major augment presented in the General Electric letter which draws heavily on the letters sent last year by Ryland, Jefferies, etc.

   We would argue in response

- There is a new context for the advisory vote discussion.
- That a number of companies have taken the language in the resolution to General Electric, adapted it as their own, and presented it for a vote by their investors as a Board sponsored resolution.
- That companies that had votes on the shareholder proposal with the General Electric proposal language i.e. XTO Energy, Johnson & Johnson and PepsiCo, had strong shareholder votes in the 46% - 51% range indicating shareowners knew what they were voting on and were not confused by this language.
- We agree with the points TIAA-CREF made in their Ryland letters to the Securities and Exchange Commission last year that the intent of this resolution is clear and that it attempts to provide flexibility for the Board and management as they craft a Board sponsored proposal for shareholder vote.
- That the Securities and Exchange Commission's XTO Energy decision on this resolution demonstrates different responses last season from the staff and does not set a definite precedent on this issue.
- And finally, with the considerably changed context before us, that the staff should review the resolution before General Electric with fresh eyes.

The first argument requests exclusion under 14a-8(i)(3) because the proposal is vague, indefinite and misleading.

It is important to state at the outset that Mr. Mueller and General Electric staff and Board are well informed about the ongoing debate on the Advisory Vote. In fact, General Electric had a vote on this issue in both 2007 and 2008.

General Electric has watched the steps other companies took when they decided to implement the vote, and have talked to proponents thus gaining wide-ranging insights into the overall rationale for Say on Pay and what proponents seek. Thus their arguments that the resolution is vague and something they purport not to understand is disingenuous.

We believe General Electric has a high level of knowledge of the goals and specific objectives of Say on Pay.

Importantly, companies who talk to proponents know that the goal of the resolution is not to prescribe a specific formula or actual language for the resolution a Board and management would put in the proxy. In fact, if General Electric were to agree that the company would present an Advisory Vote in the proxy, proponents would be pleased to let them draft the language without prescribing the exact text. Thus General Electric's confusion would be quickly eliminated since they could craft the text of their resolution.

Mr. Mueller's letter argues the resolution and supporting statement are vague, that the proposal is therefore misleading and that neither the stockholders at large nor the company implementing the proposal would be able to determine with any reasonable certainty what the proposal would entail.

The General Electric letter seeks to create confusion where none exists. In fact, investors who voted on this exact resolution text at PepsiCo, XTO Energy and Johnson and Johnson last year seemed quite clear what they were voting for and provided high votes in the 44% to 51% range similar to the level of votes the other version of the resolution text received.

There was no widespread confusion, debate in the press, nor criticism of this resolution language by investors or Proxy Advisory firms.

Investors who voted on two slightly different versions of the Advisory Vote shareholder resolution (the TIAA-CREF version which is this year's text before General Electric) and the more widely used version (which was the text General Electric had in their proxy for the last two years), were seen by investors to be variations of the same theme and were both supported by strong votes.

We strongly disagree that the proposal is vague and indefinite and thus misleading. This argument is especially fallacious in light of the very different context in 2009 (as described in the introduction of this letter) compared to 2006 and 2007 when the Say on Pay issue was in a more nascent stage. There is

One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

much more sophisticated knowledge today by both companies and investors regarding the details of implementing Say on Pay. There have been literally hundreds of articles and analysis as well as implementation of the Advisory Vote by over 350 companies (including TARP companies). This experience in the business community will guide General Electric if they were to implement an Advisory Vote.

In addition, various companies that are actually implementing advisory vote have utilized different language in their proxies as the company provides shareowners an opportunity to cast a vote on executive pay.

For example, H & R Block and Zales (where former Securities and Exchange Commission Chair Richard Breeden is a non-executive Chair of the Board at H &R Block and a member of the Zales Board) have recommended votes for company sponsored resolutions following the TIAA-CREF recommended language which is before General Electric this year. Obviously their Boards and management felt this language was not vague or misleading nor would it result in any form of sanctions against them.

In 2009 Intel Corporation responded positively to a shareholder resolution and submitted an advisory vote resolution from the Board. The Intel 2009 proxy states "*The Board of Directors asks you to consider the following statement: "Do you approve of the Compensation Committee's compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section of this proxy statement?"*

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal."

As we can see, the Board's resolution appearing in the Intel proxy asks for a vote in favor of the Compensation Committee's philosophy, policies and procedures as described in the Compensation Discussion and Analysis, which is very similar to the shareholder resolution presented to General Electric.

The list goes on. Aflac, the first company to adopt Say on Pay voluntarily, frames their resolution as follows in their 2008 proxy.

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Again Aflac seems comfortable in asking for a vote on policies and practices described in the Compensation Discussion and Analysis along with information in the proxy statement.

Further, RiskMetrics, now a public company, provides a non-binding advisory vote on three different aspects of RiskMetrics' executive pay. One section of the vote states

A. *"RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement."*
And in a second vote, RiskMetrics asks for a vote on

B. *"RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement."*

So we have companies that have presented their own Board backed resolutions for a vote similar to the language of the General Electric resolution.

And we have a number of companies, PepsiCo, Johnson & Johnson and XTO Energy that presented this language in a shareholder resolution for a vote by investors.

In short, we believe the experience of both investors and companies over the last year make the request in this resolution clear and direct rather than vague and misleading.

No Action Letter Precedent -

In his analysis on page 3, Mr. Mueller mentions several Securities and Exchange Commission precedents which he believes supports the case for a No Action letter e.g. The Ryland Group letter February 7, 2008. The letter continues to list 2006 and 2007 No Action letters which supposedly would also close the door on the General Electric resolution.

But he mentions only in passing an Securities and Exchange Commission decision with XTO Energy (February 13, 2000), where the Securities and Exchange Commission staff were unable to concur in the request for a No Action Letter.

Moreover, reference to the Sara Lee letter ignores the point made in TIAA-CREF's letter by Hye-Won Choi, Head of Corporate Governance, dated January 9, 2008. Her letter comments on the Sara Lee issue when it states "*the staff concurred that Rule 14a-8(i)(3) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to*

approve the Report of the Compensation and Employee Benefits Committee (the "Sara Lee Proposal"). However, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report. The Staff went on to say that such a revised proposal may not be excluded under Rule 14a-8(i)(3). Thus, the Proposal, which, like the revised Sara Lee Proposal, makes clear that the advisory vote would relate to the company's executive compensation policies and practices set forth in the Compensation Discussion and Analysis, may not be excluded under Rule 14a-8(i)(3)."

Equally important are additional points made in TIAA-CREF's letter dated January 9, 2009 to the Securities and Exchange Commission which explains in detail that the goal of this resolution and TIAA-CREF was not to dictate the specific language the Board sponsored advisory vote, but to give management and the Board the freedom and flexibility to craft their own language.

This 2009 resolution to General Electric based on the TIAA-CREF resolution text is formed with the same goals in mind.

"The Proposal requests that Ryland's Board of Directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Discussion and Analysis Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board."

"CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

Under the new executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD& and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient."

2. United Kingdom example and others are misleading

Mr. Mueller's letter (page 5) goes onto argue that the proposal and supporting statement are vague and misleading since the supporting statement describes the United Kingdom voting practice and explains that this vote "gives shareholders a clear voice that could help shape executive compensation."

Mr. Mueller's letter then makes a gigantic leap of logic, arguing that simply by citing a British example that we misled U.S. investors into believing that the system and its results would work the same way in the United States.

Certainly, proponents are free to cite other international examples in the general area of Advisory Votes without misleading investors who are intelligent enough to differentiate a United Kingdom, Canadian or Dutch example from the U.S. context.

In addition, Mr. Mueller goes onto state that other points highlighting proponents various beliefs about the proposal impact are misleading simply because they highlight the value of Say on Pay using various examples.

Certainly General Electric is free to argue in the Statement of Opposition to investors that they disagree with some of the points made. But making a variety of different arguments in the Supporting Statement does not result in a vague and misleading resolution. It simply constitutes a package of arguments that General Electric disagrees with.

There is no "fundamental uncertainty" established by the proposal as a whole, simply different arguments buttressing the overall cause.

3. Unclear on who should act

Mr. Mueller's letter on page 7 argues the resolution is unclear regarding who should act – Management or the Board. However, the resolution clearly states "the shareholders of General Electric recommend that the Board of Directors adopt a policy" – thus requesting that the Board take action to adopt a policy putting the Board in complete control of the decision and direction of the policy requested.

The resolution then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management – in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the proposal.

Clearly the Board is in charge of the process and their authority is undiminished when they decide if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Mr. Mueller goes on at length in his letter arguing that the term "submitted by and supported by company management" would greatly confuse investors.

Again, experience proves otherwise. The identical resolution voted upon last year at XTO Energy, Johnson & Johnson or PepsiCo did not seem to confuse proxy voters or muddle their decision making. No mention was made of this controversy or confusion proposed by Mr. Mueller.

Investors knew full well the resolution was asking the Board to develop a policy that would have the company implement an annual Advisory Vote included in the proxy with the resolution presented by the company in contrast to the resolutions submitted investors.

To provide a No Action Letter based on Mr. Mueller's concocted view of what would confuse investors would be an error.

However, if the Securities and Exchange Commission were to agree with Mr. Mueller's argument, we would be pleased to drop the word "management" so the proposal would read "submitted by and supported by the Company" or alternatively add the word "Board" after the word "Company" so it would read "submitted by and supported by the company's Board."

CONCLUSION:

We believe that Mr. Mueller and General Electric have not acknowledged the changing context of the Say on Pay discussion and further they have not established a convincing burden of proof that would allow the Securities and Exchange Commission to provide the No Action Letter requested.

We request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Timothy Smith
Senior Vice President
Walden Asset Management

Cc: Gwendolen Noyes – Proponent
Craig Beazer – Corporate Secretary, General Electric
Ronald Mueller – Gibson, Dunn & Crutcher LLP

Exhibit B



One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 4, 2008

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held at the Copaken Stage of the Kansas City Repertory Theatre in the H&R Block Center located at One H&R Block Way (corner of 13th Street and Walnut), Kansas City, Missouri, on Thursday, September 4, 2008, at 9:00 a.m., Kansas City time (CDT). Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from Walnut or Main Street). The meeting will be held for the following purposes:

1. The election of ten directors to serve until the 2009 annual meeting or until their successors are elected and qualified (See page 4);
2. The approval of an amendment to the Company's Restated Articles of Incorporation to require an independent chairman of the Board of Directors (See page 11);
3. The approval of an amendment to the Company's Restated Articles of Incorporation to decrease the permissible number of directors (See page 12);
4. The approval of an amendment to the Company's Restated Articles of Incorporation to impose director term limits (See page 13);
5. The approval of an amendment to the Company's Restated Articles of Incorporation to limit voting rights of preferred stock (See page 14);
6. The approval of an advisory proposal on the Company's executive pay-for-performance compensation policies and procedures (See page 15);
7. The approval of the 2008 Deferred Stock Unit Plan for Outside Directors to replace the 1989 Stock Option Plan for Outside Directors (See page 15);
8. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent accountants for the fiscal year ending April 30, 2009 (See page 17); and
9. The transaction of any other business as may properly come before the meeting or any adjournments thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on July 7, 2008 as the record date for determining shareholders of the Company entitled to notice of and to vote at the meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors
BRET G. WILSON
Secretary

Kansas City, Missouri
July 23, 2008

because it (i) is consistent with sound corporate governance principles and (ii) enhances the Company's ability to take advantage of financing alternatives and acquisition opportunities.

TEXT OF AMENDMENT – The proposed amendment to the Articles to modify the Company's preferred stock consists of a revision of Article Three, Section (1) of the Articles and is attached as Appendix J to this proxy statement.

APPROVAL REQUIREMENTS – The Preferred Stock Article Amendment to Article Three, Section (1) has unanimously been adopted by the members of the Board. Therefore, approval of this amendment requires the affirmative vote of at least a majority of the outstanding shares entitled to vote, or approximately 164,590,376 shares.

If the shareholders approve the Preferred Stock Article Amendment, it will become effective upon the filing of a certificate of amendment to the Articles with the Missouri Secretary of State. The Company plans to file a certificate of amendment to the Articles promptly after the requisite shareholder vote is obtained.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION TO SO MODIFY ITS PREFERRED STOCK, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 6 –

THE APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES –

We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders. We also believe that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, with Board approval, the Company announced on June 17, 2008 that the Company would voluntarily provide shareholders with the right to cast an advisory vote on our compensation program at the annual meeting of shareholders, beginning with the 2008 Annual Meeting.

This proposal, commonly known as a "Say on Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 7 –

THE APPROVAL OF THE 2008 DEFERRED STOCK UNIT PLAN FOR OUTSIDE DIRECTORS TO REPLACE THE 1989 STOCK OPTION FOR OUTSIDE DIRECTORS –

Shareholders are asked to vote to approve the H&R Block, Inc. 2008 Deferred Stock Unit Plan for Outside Directors (the "2008 Stock Unit Plan"). The 2008 Stock Unit Plan was approved by the Governance and Nominating Committee and the Board of Directors on June 11, 2008, subject to shareholder approval.

The following summary of major features of the 2008 Stock Unit Plan is subject to the specific provisions in the full text of the 2008 Stock Unit Plan as set forth as Appendix K to this proxy statement.

Table of Contents



One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 24, 2009

The annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held at the Copaken Stage of the Kansas City Repertory Theatre in the H&R Block Center located at One H&R Block Way (corner of 13th Street and Walnut), Kansas City, Missouri, on Thursday, September 24, 2009, at 9:00 a.m. central time. Shareholders attending the meeting are asked to park in the H&R Block Center parking garage located beneath the H&R Block Center (enter the parking garage from Walnut or Main Street). The meeting will be held for the following purposes:

1. The election of ten directors to serve until the 2010 annual meeting or until their successors are elected and qualified (See page 4);
2. The approval of an advisory proposal on the Company's executive pay-for-performance compensation policies and procedures (See page 11);
3. The approval of an amendment to the 2003 Long-Term Executive Compensation Plan to increase the aggregate number of shares of Common Stock issuable under the Plan from 10,000,000 to 14,000,000 (See page 12);
4. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent accountants for the fiscal year ending April 30, 2010 (See page 18); and
5. The transaction of any other business as may properly come before the meeting or any adjournments thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on August 6, 2009 as the record date for determining shareholders of the Company entitled to notice of and to vote at the meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors
BRET G. WILSON
Secretary

Kansas City, Missouri
August 12, 2009

Source: H&R BLOCK INC, DEF 14A, August 12, 2009
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uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Company's Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must comply with the advance notice requirements outlined in the "Shareholder Proposals and Nominations" section of this proxy statement.

COMMUNICATIONS WITH THE BOARD – Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-management directors, or with an individual Board member concerning the Company may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing the correspondence to: Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Please indicate on the envelope whether the communication is from a shareholder or other interested party. All such communications will be forwarded to the director or directors to whom the communication is addressed.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS – Although the Company has no specific policy regarding director attendance at its annual meeting, all directors are encouraged to attend. Board and Committee meetings are held immediately preceding and following the annual meeting, with directors attending the annual meeting. All of the Company's directors attended last year's annual meeting.

ITEM 2 –

THE APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES –

We believe that our compensation programs and policies reflect an overall pay for performance culture which is strongly aligned to the long term interests of our shareholders. We are committed to the successful execution of specific strategies that will drive consistent delivery of shareholder value. As part of that commitment, and in accordance with the Company's Amended and Restated Bylaws, the Board is providing H&R Block's shareholders with an annual opportunity to endorse or not endorse our executive compensation program, commonly known as a "Say on Pay" proposal.

The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with long-term shareholder interests, as described more fully in the "Compensation Discussion and Analysis" beginning on page 21. The compensation program was designed in a manner that we believe delivers appropriate recognition for contributing to current business results, while at the same time motivating and retaining executives to enhance future business results.

As further evidence of our commitment to a pay-for-performance compensation philosophy and to recognize our failure to meet a significant portion of our pre-established performance targets for fiscal year 2009, we implemented the following actions in our executive compensation program:

- No base pay merit increases were awarded to any of our executives
- No or minimal performance based short-term incentive ("STI") awards were provided to any of our executives
- Decreased long-term incentive value awarded to our executives

These actions are not a one-time event; the Company will continue to take the necessary steps to link business performance to executive compensation awards to exemplify our full commitment to pay-for-performance.

In addition, the Compensation Committee continually reviews best practices in executive compensation in order to insure that H&R Block's executive compensation program achieves the desired goals of pay-for-performance and alignment with long-term shareholder interests. As a result of this review process, the Compensation Committee and the Board revised H&R Block's executive compensation practices during the Company's 2008 and 2009 fiscal years by:

- Introducing a new equity vehicle of "premium priced options" to attract our new CEO and place significant emphasis on balanced wealth creation for both the shareholders and the most senior member of our Company
- Revising long-term equity award methodology to ensure that both value and number of shares granted are reviewed annually to balance share price volatility with competitiveness of award

Source: H&R BLOCK INC, DEF 14A, August 12, 2009

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- Instituting a "double trigger" on any acceleration of equity awards that result from a "Change in Control" of the Company.
- Eliminating the Company's match under the H&R Block Deferred Compensation Plan for Executives

These changes along with executive stock ownership guidelines, limited executive perquisites, and conservative severance multiples all contribute to an executive compensation program that is competitive yet strongly aligned to shareholders' interests.

For the reasons discussed above, the Board recommends that shareholders vote in favor of the following "Say on Pay" resolution:

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 3 –

ADOPTION OF AMENDMENT TO THE 2003 LONG-TERM EXECUTIVE COMPENSATION PLAN –

THE PROPOSAL – The Board of Directors has adopted an amendment to the 2003 Long-Term Executive Compensation Plan, as amended (the "2003 Plan"), to increase by 4,000,000 the aggregate number of shares the Company is authorized to issue under such Plan. As more fully described below this would increase the number of shares authorized to be issued under the 2003 Plan from 10,000,000 to 14,000,000.

AS DESCRIBED MORE FULLY BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE 2003 LONG-TERM EXECUTIVE COMPENSATION PLAN. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

BACKGROUND – The 2003 Plan was adopted by the Board of Directors of the Company on July 1, 2002 to replace the 1993 Long-Term Executive Compensation Plan, which preceded it. The 2003 Plan was approved by the shareholders of the Company on September 11, 2002 and became effective on July 1, 2003.

The purpose of the 2003 Plan is to provide long-term incentives and rewards to senior executives and key employees responsible for the growth of the Company and creation of value for shareowners. The Board of Directors believes that incentive stock options, nonqualified stock options, restricted shares of the Company's Common Stock ("Common Stock") and other awards available for grant under the 2003 Plan provide a form of incentive that, if properly designed, can align the economic interests of management and other key employees with those of the Company's shareholders.

Currently, the 2003 Plan authorizes the Company to issue up to 10,000,000 shares of Common Stock pursuant to awards made under the Plan. The Board may make equitable adjustments to such aggregate number in the event of any changes to the capital structure of the Company, including but not limited to a change resulting from a stock dividend or split-up, or combination or reclassification of shares. The aggregate number of shares of Common Stock authorized for issuance reflects the two-for-one Common Stock split effected August 22, 2005.

In addition to the 2003 Plan, the 1999 Stock Option Plan for Seasonal Employees (the "Seasonal Plan") authorizes the Company to issue up to 46,000,000 shares of Common Stock under various types of incentive awards. Through June 30, 2009, 34,919,914 options, net of forfeitures, have been awarded under the Seasonal Plan, of which 7,064,610 remain outstanding. The Company has decided to terminate the Seasonal Plan, except with respect to outstanding options thereunder. As a result of termination of the Seasonal Plan, 11,080,086 shares of

Source: H&R BLOCK INC, DEF 14A, August 12, 2009

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ZALE CORPORATION
901 West Walnut Hill Lane
Irving, Texas 75038-1003

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On November 18, 2008

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Zale Corporation, a Delaware corporation (the "Company"), will be held on Tuesday, November 18, 2008, at 10:00 a.m., local time, at Zale Corporation Headquarters, 901 W. Walnut Hill Lane, Irving, Texas 75038, for the following purposes:

1. To elect nine directors for terms that will expire at the 2009 Annual Meeting of Stockholders;

2. To approve the material terms of the performance goals for performance-based compensation;

3. To approve an advisory proposal on the Company's executive pay-for-performance policies and procedures;

4. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2009; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on September 26, 2008, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. A list of such stockholders will be maintained at the Company's headquarters during the 10 day period prior to the date of the Annual Meeting and will be available for inspection during ordinary business hours by stockholders for any purpose germane to the Annual Meeting.

We hope you will be represented at the Annual Meeting by signing and returning the enclosed proxy card in the accompanying envelope as promptly as possible or by following the alternative voting procedures described on the proxy card, whether or not you expect to be present in person. Your vote is important and the Board of Directors appreciates the cooperation of stockholders in directing proxies to vote at the Annual Meeting.

Important Notice regarding the Accessibility of Proxy Materials for the Annual Meeting to be held on November 18, 2008. This Proxy Statement and 2008 Annual Report are available at www.proxyvote.com.

By Order of the Board of Directors,

Hilary Molay
Senior Vice President, General Counsel and Secretary

Irving, Texas
October 17, 2008

PROPOSAL NO. 3:

APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S PAY-FOR-PERFORMANCE POLICIES AND PROCEDURES

The Board of Directors believes that the Company's compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of shareholders. The Board of Directors also believes that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, the Board of Directors has decided to voluntarily provide shareholders with the right to cast an advisory vote on the Company's compensation program at the Annual Meeting.

This proposal, commonly known as a "say-on-pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

> **"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company (together with the accompanying narrative disclosure), as described in the Compensation Discussion and Analysis and the tabular disclosure contained in the Company's Proxy Statement for its 2008 Annual Meeting regarding named executive officer compensation."**

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends a vote "FOR" approval of this resolution.

Source: ZALE CORP, DEF 14A, October 14, 2008

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ZALE CORPORATION
901 West Walnut Hill Lane
Irving, Texas 75038-1003

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On December 7, 2009

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Zale Corporation, a Delaware corporation (the "Company"), will be held on Monday, December 7, 2009, at 9:00 a.m., Eastern time, at the Hyatt Regency Greenwich, 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, for the following purposes:

1. To elect eight directors for terms that will expire at the 2010 Annual Meeting of Stockholders;
2. To approve an advisory proposal on the Company's executive pay-for-performance policies and procedures;
3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2010; and
4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on November 2, 2009, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. A list of such stockholders will be maintained at the Company's headquarters during the 10 day period prior to the date of the Annual Meeting and will be available for inspection during ordinary business hours by stockholders for any purpose germane to the Annual Meeting.

We hope you will be represented at the Annual Meeting by signing and returning the enclosed proxy card in the accompanying envelope as promptly as possible or by following the alternative voting procedures described on the proxy card, whether or not you expect to be present in person. Your vote is important and the Board of Directors appreciates the cooperation of stockholders in directing proxies to vote at the Annual Meeting.

Important Notice regarding the Accessibility of Proxy Materials for the Annual Meeting to be held on December 7, 2009. This Proxy Statement and 2009 Annual Report are available at www.zalecorp.com under "Shareholder Information—Annual Reports."

By Order of the Board of Directors,

Hilary Molay
Senior Vice President, General Counsel and Secretary

Irving, Texas
November 3, 2009

Source: ZALE CORP, DEF 14A, November 03, 2009

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PROPOSAL NO. 2:

APPROVAL OF AN ADVISORY PROPOSAL ON THE COMPANY'S PAY-FOR-PERFORMANCE POLICIES AND PROCEDURES

The Board of Directors believes that the Company's compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of shareholders. The Board of Directors also believes that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, the Board of Directors has decided to voluntarily provide shareholders with the right to cast an advisory vote on the Company's compensation program at the Annual Meeting.

This proposal, commonly known as a "say-on-pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

> **"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company (together with the accompanying narrative disclosure), as described in the Compensation Discussion and Analysis and the tabular disclosure contained in the Company's Proxy Statement for its 2009 Annual Meeting regarding named executive officer compensation."**

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends a vote "FOR" approval of this resolution.

Source: ZALE CORP, DEF 14A, November 03, 2009

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INTEL CORPORATION

2200 Mission College Blvd.
Santa Clara, California 95054-1549

NOTICE OF 2009 ANNUAL STOCKHOLDERS' MEETING

TIME AND DATE 8:30 a.m. Pacific Time on Wednesday, May 20, 2009

PLACE Intel Corporation, Building SC-12, 3600 Juliette Lane, Santa Clara, CA 95054

INTERNET Attend the annual meeting online, including submitting questions, at *www.intc.com*

AGENDA

- Elect a Board of Directors
- Ratify Ernst & Young LLP as our independent registered public accounting firm
- Amend and extend the 2006 Equity Incentive Plan
- Approve an employee stock option exchange program
- Hold an advisory vote on executive compensation
- Act on stockholder proposals, if properly presented at the meeting
- Transact other business that may properly come before the annual meeting (including adjournments and postponements)

RECORD DATE March 23, 2009

MEETING ADMISSION You are entitled to attend the annual meeting only if you were an Intel stockholder as of the close of business on March 23, 2009 or hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, your ownership as of the record date will be verified prior to admittance into the meeting. If you are not a stockholder of record but hold shares through a broker, trustee, or nominee, you must provide proof of beneficial ownership as of the record date, such as an account statement or similar evidence of ownership. If you do not provide photo identification and comply with the other procedures outlined above, you will not be admitted to the annual meeting, but can attend the meeting via the webcast available at *www.intc.com.*

VOTING Please vote as soon as possible to record your vote promptly, even if you plan to attend the annual meeting in person or on the Internet. You have three options for submitting your vote before the annual meeting:

- Internet
- Phone
- Mail

By Order of the Board of Directors

Cary I. Klafter
Corporate Secretary

Santa Clara, California
April 3, 2009

PROPOSAL 5: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors is aware of the significant interest in executive compensation matters by investors and the general public, and in the idea of U.S. public corporations proposing advisory votes on compensation practices for executive officers (commonly referred to as a "say on pay" proposal). For the past two years, Intel has participated in a working group of investors and company representatives studying say on pay as implemented in other countries and how it might be utilized in the United States. In late 2008, Intel received a stockholder proposal on this topic from Walden Asset Management and several co-sponsors. The Board considered the merits of the stockholder proposal and determined that providing stockholders with an advisory vote on executive compensation may produce useful data on investor sentiment with regard to the Compensation Committee's executive compensation philosophy, policies, and procedures. The Board also noted the potential for U.S. congressional action in this area and felt it could be beneficial to gain practical experience with the advisory vote so that Intel can better contribute to the development of regulatory standards.

While this advisory vote on executive compensation is non-binding, the Board and the Compensation Committee will review the voting results and seek to determine the cause or causes of any significant negative voting result. Voting results provide little detail by themselves, and the company would consult directly with stockholders to better understand issues and concerns not previously presented. The Board and management understand that, as was done this year, it is useful and appropriate to seek the views of significant stockholders when considering the design and initiation of executive compensation programs. Intel expects to continue to engage regularly with stockholders concerned with executive compensation or any other matter of stockholder concern. Stockholders who want to communicate with Intel's Board or management should refer to "Other Matters; Communicating with Us" in this proxy statement for additional information.

The Board of Directors asks you to consider the following statement:

"Do you approve of the Compensation Committee's compensation philosophy, policies, and procedures as described in the 'Compensation Discussion and Analysis' section of this proxy statement?"

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies, and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal.

NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED

Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2008

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 5, 2008, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect 17 Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and act upon a proposal to amend Article IV of the Company's Articles of Incorporation, to increase the Company's authorized shares of $.10 par value Common Stock from 1,000,000,000 shares to 1,900,000,000 shares;

3. To consider and adopt an amended and restated management incentive plan (the "2009 Management Incentive Plan");

4. To consider and approve the following advisory (non-binding) proposal:

   "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

5. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2008.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2007, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 27, 2008, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY ALSO VOTE VIA THE INTERNET OR TELEPHONE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,



Joey M. Loudermilk
Secretary

Columbus, Georgia
March 24, 2008

months) following the end of the fiscal year to which the awards relate. With respect to participants who are covered employees, unless otherwise determined by the Compensation Committee, payment will be made only after achievement of the applicable performance goals has been certified by the Compensation Committee.

Notwithstanding any other provision of the 2009 MIP to the contrary, if a change in control occurs while any awards remain outstanding, then the performance period (i.e., the fiscal year) ongoing at the time of such change in control will be deemed to have been completed, the maximum level of performance with respect to the applicable performance goals will be deemed to have been attained and a pro rata portion (based on the number of full and partial months that have elapsed with respect to the performance period) of each outstanding award will become payable in cash to participants.

The 2009 MIP may be amended, suspended or terminated at any time by the Board of Directors or the Compensation Committee, provided, however, that no amendment that requires shareholder approval in order for the 2009 MIP to comply with Section 162(m) of the Code will be effective unless the amendment is so approved, and no amendment shall adversely affect any rights of a participant under an outstanding award without the participant's consent.

The 2009 MIP will terminate at the end of the 2013 fiscal year, but payment with respect to all awards granted under the 2009 MIP before that time will be paid out in accordance with their terms.

As explained above, the benefits to be provided under the 2009 MIP cannot be determined at this time. However, non-equity incentive awards paid to the NEOs in respect of the 2007 fiscal year under the MIP, as in effect for that year, are noted in the 2007 Summary Compensation Table on page 24. Non-equity incentive awards paid to the executive officers under that plan in respect of the 2007 fiscal year totaled approximately $8,150,853, and non-equity incentive awards paid to all other plan participants in respect of the 2007 fiscal year totaled approximately $6,157,789. The Non-employee Director group will not be eligible to participate in the 2009 MIP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" APPROVAL OF THE AMENDED AND RESTATED MANAGEMENT INCENTIVE PLAN

4. ADVISORY VOTE ON EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION

In November 2006, an interest was expressed by a shareholder in casting a non-binding advisory vote on the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the CD&A and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders.

We also believe that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, with Board approval, the Company announced in February 2007 that the Company would voluntarily provide shareholders with the right to cast an advisory vote on our compensation program at the annual meeting of shareholders in 2009 when our disclosure could reflect three years of compensation data under the newly adopted SEC disclosure guidelines.

Subsequently, we concluded that the expanded disclosure of compensation information to be provided in this Proxy Statement would already provide our shareholders the information they need to make an informed decision as they weigh the pay of our executive officers in relation to the Company's performance. As a result, on November 14, 2007, the Company announced that its Board of Directors accelerated to 2008 an advisory shareholder vote on the Company's executive compensation disclosures. This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

While we believe this "Say-on-Pay" proposal demonstrates our commitment to our shareholders, that commitment extends beyond adopting innovative corporate governance practices. We also are committed to achieving a high level of total return for our shareholders.

Since August 1990, when Mr. Daniel Amos was appointed as our Chief Executive Officer through December 2007, our Company's total return to shareholders, including reinvested cash dividends, has exceeded 3,867% compared with 660% for the Dow Jones Industrial Average and 549% for the S&P 500. During the same period, the company's market capitalization has grown from $1.2 billion to over $30 billion.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT.

5. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In February 2008, the Audit Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's consolidated financial statements for the fiscal year 2008, subject to ratification by the shareholders.

Representatives of KPMG LLP are expected to be present at the 2008 Annual Meeting of Shareholders with the opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

The aggregate fees for professional services rendered to the Company by KPMG LLP for the years ended December 31, were as follows:

	2007	2006
Audit fees - Audit of the Company's consolidated financial statements for the years ended December 31*	$3,993,446	$3,855,618
Audit related fees (audits of subsidiaries and employee benefit plans)	114,644	109,854
Tax fees	1,500	1,300
All other fees	35,000	30,000
Total fees:	$4,144,590	$3,996,772

(*) The audit fees for 2007 and 2006 include $1,822,861 and $1,758,578, respectively for the services rendered for the attestation with respect to, and related reviews of, the Company's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee of the Board of Directors has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is. The Audit Committee pre-approves all audit and non-audit services provided by KPMG LLP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Shareholder Proposals

For a shareholder's proposal to be included in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 24, 2008. To be timely, shareholder proposals submitted outside the processes of Rule 14a-8 must be received by the Secretary of the Company after January 7, 2009, and before February 6, 2009.

NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED

Worldwide Headquarters
1932 Wynnton Road
Columbus, GA 31999

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 4, 2009

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 4, 2009, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect 17 Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and approve the following advisory (non-binding) proposal:

   "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."

3. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2009.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2008, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 24, 2009, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE VOTE AS PROMPTLY AS POSSIBLE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY VOTE BY USING THE INTERNET, TELEPHONE, OR BY SIGNING, DATING AND RETURNING THE PROXY MAILED TO THOSE WHO RECEIVE PAPER COPIES OF THIS PROXY STATEMENT. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,



Joey M. Loudermilk
Secretary

Columbus, Georgia
March 25, 2009

Company's consolidated financial statements in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon. The Audit Committee has general oversight responsibility to monitor and oversee these processes on behalf of the Board of Directors.

In connection with these responsibilities, the Audit Committee has met with management and the independent registered public accounting firm to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2008. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and the NYSE. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. The Audit Committee has reviewed this report and such firm's work throughout the year in order to evaluate the independent registered public accounting firm's qualifications, performance, and independence.

Additionally, the Audit Committee has monitored the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 regarding the reporting related to internal control over financial reporting. This monitoring process has included regular reports and representations by financial management of the Company, the internal auditors, and by KPMG LLP, the independent registered public accounting firm. The Audit Committee has also reviewed the certifications of Company executive officers contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC, as well as reports issued by KPMG LLP, included in the Company's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, as set forth above, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Robert L. Wright, Chairman
Douglas W. Johnson (financial expert)
Charles B. Knapp
Marvin R. Schuster

2. ADVISORY VOTE ON EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION

We believe that our compensation policies and procedures are centered on a pay for performance culture and are strongly aligned with the long-term interests of our shareholders. This advisory shareholder vote, commonly known as "Say-on-Pay," gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution.

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

We believe the "Say-on-Pay" proposal demonstrates our commitment to our shareholders; that commitment extends beyond adopting innovative corporate governance practices. We also are committed to achieving a high level of total return for our shareholders.

Since August 1990, when Mr. Daniel Amos was appointed as our CEO through December 31, 2008, our Company's total return to shareholders, including reinvested cash dividends, has exceeded 2,852% compared with 418% for the Dow Jones Industrial Average and 309% for the S&P 500.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION IN THIS PROXY STATEMENT.



riskmetrics.com

One Chase Manhattan Plaza, 44th Floor
New York, New York 10005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of RiskMetrics Group, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of RiskMetrics Group, Inc. (the "Company"), a Delaware corporation, will be held on June 4, 2008 at 10:00 a.m., local time, at the New York Marriott Downtown, 85 West Street, New York, New York 10006, for the following purposes:

1. To elect ten (10) directors of the Company to serve for one-year terms;

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditor for the fiscal year ending December 31, 2008;

3. To consider and approve three advisory (non-binding) proposals concerning the Company's executive compensation philosophy, 2007 compensation decisions, and 2008 performance objectives; and

4. To consider and act upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on April 10, 2008 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Steven Friedman
Corporate Secretary

New York, New York
April 23, 2008

YOUR VOTE IS IMPORTANT!

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet, by telephone or by mail. **We encourage you to vote via the Internet.** It is convenient and saves us significant postage and processing costs.

Source: RiskMetrics Group Inc, DEF 14A, April 23, 2008

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Item 3 – Advisory (Non-Binding) Votes on Executive Compensation

The Board's Corporate Governance Principles and Guidelines provide that the Company's shareholders will be given the opportunity to vote on an advisory (nonbinding) resolution at each annual meeting to approve the Company's Compensation Discussion and Analysis as outlined in the annual proxy statement.

The Board, after consulting with its Nominating and Corporate Governance Committee, has determined that the best way to implement this principle – giving shareholders as much opportunity to comment as possible – is to accord shareholders THREE votes. First, shareholders may indicate their position (by a yes or no vote) with regard to the Company's overall executive compensation philosophy, policies and procedures. These are described above in the Compensation Discussion and Analysis, Sections I and II. Second, shareholders may indicate their position (again by a yes or no vote) with regard to whether the Board executed these principles appropriately in making its 2007 compensation decisions. These decisions are described above in the Compensation Discussion and Analysis, Sections III and IV. Finally, shareholders may indicate their position (yes or no) with regard to the Board's application of its compensation philosophy, policies and procedures to the 2008 objectives. These objectives are described in the Compensation Discussion and Analysis, Section V.

The Board recommends that shareholders approve, in an advisory vote, each of the following three resolutions:

A. RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement.

B. RESOLVED that the shareholders approve the compensation decisions made by the Board with regard to NEO performance for 2007, as described in the Compensation Discussion and Analysis (Sections III and IV) in this Proxy Statement.

C. RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement.

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THESE PROPOSALS.

Source: RiskMetrics Group Inc. DEF 14A, April 23, 2008

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riskmetrics.com

One Chase Manhattan Plaza, 44th Floor
New York, New York 10005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of RiskMetrics Group, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of RiskMetrics Group, Inc. (the "Company"), a Delaware corporation, will be held on June 16, 2009 at 10:00 a.m., local time, at One Chase Manhattan Plaza, 60th Floor, New York, New York 10005, for the following purposes:

1. To elect eleven (11) directors of the Company to serve for one-year terms;

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditor for the fiscal year ending December 31, 2009;

3. To approve the action of the Board of Directors in amending the RiskMetrics Group, Inc. 2007 Omnibus Incentive Compensation Plan to (a) increase the number of shares of Common Stock authorized for issuance thereunder from 6,500,000 to 10,000,000 and (b) extend the termination date of the Plan from June 14, 2009 to June 30, 2012;

4. To consider and approve two advisory (non-binding) proposals concerning the Company's executive compensation philosophy and 2008 compensation decisions; and

5. To consider and act upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on April 22, 2009 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Steven Friedman
Corporate Secretary

New York, New York
April 29, 2009

YOUR VOTE IS IMPORTANT!

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet, by telephone or by mail. **We encourage you to vote via the Internet.** It is convenient and saves us significant postage and processing costs.

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Table of Contents

Item 4 – Advisory Vote on Executive Compensation

The Board's Corporate Governance Principles and Guidelines provide that the Company's shareholders will be given the opportunity to vote on an advisory (nonbinding) resolution at each annual meeting to approve the Company's Compensation Discussion and Analysis as outlined in the annual proxy statement.

The Board, after consulting with its Nominating and Corporate Governance Committee, has determined that the best way to implement this principle – giving shareholders as much opportunity to comment as possible – is to accord shareholders TWO votes. First, shareholders may indicate their position (by a yes or no vote) with regard to the Company's overall executive compensation philosophy, policies and procedures. These are described above in the Compensation Discussion and Analysis, Sections I and II. Second, shareholders may indicate their position (again by a yes or no vote) with regard to whether the Board executed these principles appropriately in making its 2008 compensation decisions. These decisions are described above in the Compensation Discussion and Analysis, Sections III and IV.

The Board recommends that shareholders approve, in an advisory vote, each of the following two resolutions:

A. RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement.

B. RESOLVED that the shareholders approve the compensation decisions made by the Board with regard to NEO performance for 2008, as described in the Compensation Discussion and Analysis (Sections III and IV) in this Proxy Statement.

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THESE PROPOSALS.

Source: RiskMetrics Group Inc, DEF 14A, April 29, 2009

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GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 18, 2009

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 26471-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of The Needmor Fund and Carol Masters
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from The Needmor Fund and Carol Masters (the "Proponents") relating to an advisory vote on executive compensation.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the

Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED—the shareholders of Exxon Mobil Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows exclusion if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. As discussed below, this basis applies with respect to the Proposal and Supporting Statements because when read together they are vague and materially false and misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague, Indefinite And Misleading.

The Staff consistently has taken the position that when the resolution contained in a proposal or the proposal and supporting statement read together are vague and indefinite, the proposal is misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer* v. *SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The Staff also affirmed in SLB 14B that a proposal may be excluded under Rule 14a-8(i)(3) when a factual statement in the proposal or supporting statement is materially false or misleading.

The Proposal seeks to have the Board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be submitted by and supported by management, seeking an advisory vote of shareholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis.

The Staff has concurred in the exclusion of virtually identical proposals under Rule 14a-8(i)(3) as false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a proposal almost identical to the Proposal as materially false and misleading); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same). *But see XTO Energy Inc.* (avail. Feb. 13, 2008) (Staff was unable to concur that the company had met its burden of establishing that it could exclude the proposal). Similarly here, for the reasons set forth below, both individually and collectively, the language and intent of the Proposal and the Supporting Statements are so inherently vague and indefinite that neither the shareholders in voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

A. The Proposal Is Excludable Because It Is Unclear What The Shareholder Advisory Vote Should Address.

The Staff previously has concurred in the exclusion of similar proposals regarding advisory votes on Compensation Committee Reports in proxy statements where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. *See Sara Lee Corp.* (avail. Sept. 11, 2006). *See also Entergy Corp.* (avail. Feb. 14, 2007); *Safeway Inc.* (avail. Feb. 14, 2007); *Energy East Corp.* (avail. Feb. 12, 2007); *WellPoint Inc.* (avail. Feb. 12, 2007); *Burlington Northern Sante Fe Corp.* (avail. Jan. 31, 2007); *Johnson & Johnson* (avail. Jan. 31, 2007); *Allegheny Energy, Inc.* (avail. Jan. 30, 2007); *The Bear Stearns Companies Inc.* (avail. Jan. 30, 2007); *PG&E Corp.* (avail. Jan. 30, 2007) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee report as materially false or misleading).

For example, the proposal in *Sara Lee* requested the company to adopt a policy that the company's shareholders "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and

recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

The analysis in *Sara Lee* differs from proposals where an advisory vote was sought that was specifically aimed at the compensation of named executive officers as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables. In those situations, the Staff was unable to concur in the exclusion of the proposals under Rule 14a-8(i)(3). *See Zions Bancorporation* (avail. Feb. 26, 2009); *Allegheny Energy, Inc.* (avail. Feb. 5, 2008); *Burlington Northern Sante Fe Corp.* (avail. Jan. 22, 2008); *Jones Apparel Group, Inc.* (avail. Mar. 28, 2007); *Affiliated Computer Services* (avail. Mar. 27, 2007), *Blockbuster, Inc.* (avail. Mar. 12, 2007); *Northrop Grumman Corp.* (Feb. 14, 2007); *Clear Channel Communications* (avail. Feb. 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the amount of compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers).

As with the proposals in *Jefferies Group* and *The Ryland Group*, the Proposal includes a *Sara Lee*–type request that the Company provide for a shareholder advisory vote on the Board's Compensation Committee Report *and* for an advisory vote on the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As in *Jefferies Group* and *The Ryland Group*, the Proposal and Supporting Statements are clear that the Proposal seeks a single combined advisory vote, but the Proposal and Supporting Statements are vague and have misleading statements as to the intended operation and effect of the proposed vote. The Proposal and Supporting Statements are vague, ambiguous and misleading in a number of respects.[1]

First, the Proposal and Supporting Statements are vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance process disclosure, set forth in Item 407(e) of Regulation S-K.[2] However, the Supporting Statements include the

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[1] The fact that the second and sixth paragraphs of the Supporting Statements refer to votes on shareholder proposals seeking advisory votes on executive compensation, while the fourth and fifth paragraphs of the Supporting Statements address actual advisory resolutions submitted for votes by various companies, adds to the confusion and ambiguity of what is being proposed and how the Proposal is intended to operate.

[2] Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report simply states whether the compensation committee reviewed and discussed the Compensation Discussion

[Footnote continued on next page]

statement that, "in the United Kingdom, public companies allow shareholders to cast a vote on the 'directors' remuneration report,' which discloses executive compensation," and the Supporting Statements assert that "[s]uch a vote . . . gives shareholders a clear voice that could help shape senior executive compensation." These sentences misleadingly suggest that providing an advisory vote to ratify and approve the Board Compensation Committee Report likewise would constitute a vote on a report that discloses compensation and could "help shape executive compensation." Thus, as noted by the Staff in *Sara Lee*, the Proposal's intent to allow shareholders to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Absent any other discussion in the Proposal or the Supporting Statements as to the effect of an advisory vote on the Board Compensation Committee Report, the proposal misleadingly indicates that such a vote would convey meaningful information regarding the Company's executive compensation.

Second, the Supporting Statements have conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." For example, the Supporting Statements assert that "An Advisory Vote [a term that is not defined in the Proposal or Supporting Statements] establishes an annual referendum process for shareholders about senior executive compensation," and they explain that the Proponents believe that "this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program." However, other language in the Supporting Statements creates confusion by suggesting that the goal and effect of the Proposal is to provide shareholders an opportunity to vote on whether the Company's executive compensation policies and procedures have been adequately explained. For example, the last paragraph of the Supporting Statements suggests that the requested vote is intended to address how clearly or effectively a company communicates about its executive compensation programs.[3] Thus, the Proposal and Supporting Statements are vague and indefinite on what exactly is to be voted on and how those objectives are to be achieved through a combined vote on the Compensation Committee Report and the policies and practices set forth in the Compensation Discussion and Analysis.

[Footnote continued from previous page]

and Analysis with management and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report and proxy statement.

[3] That paragraph reads: "We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool."

The Proposal requests that the "the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal . . . seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." As with the proposals in *Sara Lee*, *Jefferies Group* and *The Ryland Group*, the Proposal is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Proposal indicates shareholders will be voting on, namely, the Company's executive compensation policies. Further, given the vague and conflicting statements in the Proposal and the Supporting Statements as to the operation and effect of the combined advisory vote that is sought by the Proposal, it is not possible for shareholders in voting on the Proposal or for the Board, if it were to seek to implement the proposal, to determine what is called for under the Proposal. The language of the proposal and the Supporting Statements creates a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Consequently, the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because It Is Unclear Regarding Who Should Act—Management Or The Board Of Directors.

The Proposal requests that at each annual meeting a proposal be "submitted by and supported by Company Management." The Supporting Statements also refer to the Company's "board and management." The Proposal and the Supporting Statements thus clearly refer to the Board and Company's "management" separately. The Proposal and Supporting Statements are vague and indefinite because they fail to distinguish between or clarify the Proposal's intention as to what actions are to be taken by the Company's Board of Directors and what actions are to be taken by the Company's management.

Under Section 14A:6-1 of the New Jersey Statutes, the directors of a New Jersey corporation are vested with the power and authority to manage the business of the corporation. Section 14A:6-1 provides, in relevant part, as follows: "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." In addition, Article II, Section 1 of the Company's By-Laws provides that: "The business and affairs of the corporation shall be managed by its board of directors . . . ." Moreover, under the Commission's Rule 14a-4(a), the Board solicits authority to vote the shares of the Company at the annual meeting. It is, therefore, the Board, and not the Company's management, that determines the matters to be presented to shareholders at the annual meeting.

The Proposal's requirement that all future advisory votes be submitted and supported by the Company's management conflicts with the authority of the Board under New Jersey law and

the Commission's proxy rules to control what is submitted to shareholders for a vote and to make a recommendation as to how shareholders vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal would be implemented. Neither the shareholders nor the Company would be able to determine with any reasonable certainty the actions sought by the Proposal since the authority to submit and support the Proposal in the proxy statement rests with the Board and not the management, as would be required under the Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading, the "failure to so identify a proxy statement, form of proxy or other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the company in *Jefferies Group*, which contained a proposal essentially identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal." Just as in *Jefferies Group*, the Proposal is subject to multiple interpretations including:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions—with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions—with this view based on language that would appear elsewhere throughout the Company's proxy materials, including with respect to the Proposal itself, stating that it is the Board that is submitting matters for shareholders' consideration and making recommendations as to whether those matters should be supported.

The Staff frequently has concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *General Electric Co.* (avail. Jan. 26, 2009; *recon. denied* Apr. 2, 2009), the proposal requested that the Board take the steps necessary to amend the By-Laws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, and further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The proposal

was susceptible to at least two interpretations, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's shareholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

The Proposal urges the Board to adopt a policy regarding advisory vote proposals to be submitted by and "supported by Company management" to ratify and approve the Board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As referenced above in Section I.B, the Company is governed by the Board, and it is inconsistent with state law for shareholders to dictate what the Board or the Company's management will "support."

We understand that the Company's Board does not believe that an annual advisory vote is the most appropriate means for obtaining the views of shareholders regarding the Company's executive compensation practices. This is particularly the case with the advisory vote sought under the Proposal, which is vague and ambiguous as to what exactly shareholders are being asked to vote upon or what action the Board is being asked to consider. The Company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. public companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote. Nevertheless, for the reasons addressed herein, if the Proposal is included in the Company's proxy materials, the Board will recommend a vote

against the Proposal and will include a statement explaining the basis for that recommendation to shareholders. Although the proxy statement will not include the views of Company "management" regarding the Proposal, we understand that management is of the same view as the Board with regard to the advisability of an annual advisory vote as urged in the Proposal.

We recognize that the Staff has determined that some shareholder proposals requesting advisory votes are not excludable, while others are excludable. *Compare Zions Bancorporation* (avail. Feb. 26, 2009); *Allegheny Energy, Inc.* (avail. Feb. 5, 2008); *Burlington Northern Sante Fe Corp.* (avail. Jan. 22, 2008); *Jones Apparel Group, Inc.* (avail. Mar. 28, 2007); *Affiliated Computer Services* (avail. Mar. 27, 2007), *Blockbuster, Inc.* (avail. Mar. 12, 2007); *Northrop Grumman Corp.* (Feb. 14, 2007); *Clear Channel Communications* (avail. Feb. 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the amount of compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers) *with Entergy Corp.* (avail. Feb. 14, 2007); *Safeway Inc.* (avail. Feb. 14, 2007); *Energy East Corp.* (avail. Feb. 12, 2007); *WellPoint Inc.* (avail. Feb. 12, 2007); *Burlington Northern Sante Fe Corp.* (avail. Jan. 31, 2007); *Johnson & Johnson* (avail. Jan. 31, 2007); *Allegheny Energy, Inc.* (avail. Jan. 30, 2007); *The Bear Stearns Companies Inc.* (avail. Jan. 30, 2007); *PG&E Corp.* (avail. Jan. 30, 2007); *Sara Lee Corp.* (avail. Sept. 11, 2006) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee report as materially false or misleading). In this regard, it is necessary to look at the language of the specific proposal, and, as discussed above, the specific language of the Proposal is similar to that in proposals which the Staff has indicated are excludable under Rule 14a-8(i)(3).[4]

The inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "submitted by and supported by Company Management," which appears to be a fundamental element of the purpose and intent of the Proposal. While the Proposal is unclear, as discussed in Section I.B above, as to whether support should come from the Board or from Company's management, it is the view of both the Board and Company's management that the Proposal should not be supported. Thus, inclusion of the Proposal would

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4 *See* Section B.6, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), wherein the Staff noted that it does not base its determination whether to concur in a company's view regarding exclusion of a proposal from the proxy statement "solely on the subject matter of the proposal." Rather, the Staff "consider[s] the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue," and that "[b]ased on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

require inclusion of language that is materially false and misleading, and as such the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Lisa K. Bork, the Company's Counsel – Corporate & Securities, at (972) 444-1473.

Sincerely,



Elizabeth A. Ising

EAI/ser
Enclosures

cc: Lisa K. Bork, Exxon Mobil Corporation
Daniel Stranahan, The Needmor Fund
Carol Masters
Timothy Smith, Walden Asset Management

100781847_4.DOC

Exhibit A

THE NEEDMOR FUND

ORIG – DGH
C: DSR

SHAREHOLDER PROPOSAL

NOV 6 2009

NO. OF SHARES
DISTRIBUTION: DSR: RME: TJG:
LKB: JEP: DGH: SMD



RECEIVED
NOV 09 2009
JAMES E. PARSONS

November 4, 2009

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Needmor Fund holds 800 shares of Exxon Mobil stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we know you do, that good governance is essential for building shareholder value. ~~As a company~~ well versed in corporate governance trends and with a record of leadership in corporate governance, I know you and your colleagues are deeply involved in the debate on executive compensation and proposed reforms to address the issue.

We also appreciate your openness to have ongoing conversations with investors about this issue and felt we both learned from past dialogue. We stand ready to involve other investors in those dialogues if that will help broaden Exxon-Mobil's perspective.

We believe that shareowners need and deserve additional checks and balances to address issues related to executive compensation. At present, shareholders only have the option of writing the Chair of the Compensation Committee or withholding votes from Directors who serve on Compensation Committees, a blunt instrument indeed.

We believe the high votes for the Advisory Vote in the last two years, signals strong support from a broad base of investors of Exxon-Mobil. We would encourage you to take action now, before Congress mandates it, as an act of leadership.

Therefore, we are filing the enclosed shareholder proposal, once again, as a the "primary filer" for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil shares and will be pleased to provide proof of ownership upon request. We expect other investors will join us as co-filers.

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

We have been a shareholder for more than one year, have held over $2,000 worth of stock and will continue to through the next stockholder's meeting.

We believe this proposed reform is timely and will provide an additional, much needed check and balances on the Compensation Committee.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Investment Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of Exxon Mobil Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

November 13, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Daniel Stranahan
The Needmor Fund
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Stranahan:

This will acknowledge receipt of the proposal concerning a shareholder advisory vote on executive compensation, which you have submitted on behalf of The Needmor Fund in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. You do not appear on our records as a registered shareholder. Moreover, to date we have not received proof that you have satisfied these ownership requirements. To remedy this defect, you must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date of your proposal (November 4, 2009), you continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

Mr. Daniel Stranahan – The Needmor Fund
November 13, 2009
Page two

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in continuing our discussion of this proposal and will contact you again in the near future.

Sincerely,



Enclosure

c: Mr. Timothy Smith – Walden Asset Management

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

The Wealth Management Group
50 South LaSalle Street
Chicago, Illinois 60603
(312) 441-3274



Northern Trust



November 19, 2009

To Whom It May Concern:

The Northern Trust Company acts as Trustee for the Needmor Fund with Boston Trust as the manager for this portfolio.

We are writing to verify that the Needmor Fund currently owns **800** shares of **Exxon Mobil** We confirm that **Needmor Value Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Jean Bianchi

Jean Bianchi
Second Vice President

CAROL MASTERS

*** FISMA & OMB Memorandum M-07-16 ***

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

December 9, 2009

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. I own 175 shares of Exxon Mobil and strongly believe, as you do, that good governance is essential for building shareholder value. As a company well versed in corporate governance trends and with a record of leadership yourselves in corporate governance policies, I know you and your colleagues are deeply involved in the debate on executive compensation and proposed reforms to address the issue.

I believe that shareowners need and deserve additional checks and balances to address problems in compensation or dating of stock options etc. At present shareholders only have the option of writing the Chair of the Compensation Committee or withholding votes from Directors who serve on Compensation Committees, a blunt instrument indeed.

I believe the high votes for the Advisory Vote in the last two years, signals strong support from a broad base of investors of Exxon-Mobil.

Therefore, I am filing the enclosed shareholder proposal with the Needmor Fund as a the "primary filer" for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil shares and will continue to hold these shares through the shareholders meeting. We enclose proof of ownership. We expect other investors will join us as co-filers.

We believe this proposed reform is timely and will provide an additional, much needed check and balances on the Compensation Committee.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is my investment manager.

Sincerely,



Carol Masters

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108



Boston Trust & Investment
Management Company

December 9, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Carol Masters** through its Walden Asset Management division. We are writing to verify that **Carol Masters** currently owns **175** shares of **Exxon Mobil Corporation** (Cusip # **30231G102**). We confirm that **Carol Masters** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Exxon Mobil Corporation.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227 2690

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of Exxon Mobil Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

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Job : 193
Date: 2/23/2010
Time: 11:20:56 AM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heckmann Corporation

File No. 1-33816 – CF#24654

Heckmann Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 9, 2010.

Based on representations by Heckmann Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.42	through February 9, 2020
Exhibit 10.43	through February 9, 2020
Exhibit 10.44	through February 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

[Name of person with delegated authority]
[Title]